UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42376

HUHUTECH INTERNATIONAL GROUP INC.

(Translation of registrant’s name into English)

3-1208 Tiananzhihui Compound

228 Linghu Road

Xinwu District, Wuxi City, Jiangsu Province

People’s Republic of China 214135

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

On January 29, 2026, at 11:00 a.m., China Standard Time (January 28, 2026, at 10:00 p.m. Eastern Time), HUHUTECH International Group Inc., a Cayman Islands exempted company (the “Company”), held an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) at the principal office of the Company located at 3-1208 Tiananzhihui Compound, 228 Linghu Road, Xinwu District, Wuxi City, Jiangsu Province, People’s Republic of China 214135.

As of the record date of December 30, 2025 (the “Record Date”), there were 24,103,749 issued and outstanding ordinary shares of the Company, par value US$0.0000025 per share (the “Ordinary Shares”). Holders of Ordinary Shares as of the Record Date were entitled to one (1) vote for each Ordinary Share held on each of the matters submitted for shareholder approval at the Extraordinary General Meeting.

Extraordinary General Meeting

Holders of 21,634,790 Ordinary Shares of the Company were present in person or by proxy at the Extraordinary General Meeting, representing approximately 89.76% of the 24,103,749 issued and outstanding Ordinary Shares as of the Record Date, and therefore constituting a quorum in accordance with the currently effective memorandum and articles of association of the Company. All matters voted on at the Extraordinary General Meeting were approved. The final voting results for the matters submitted to a vote of shareholders at the Extraordinary General Meeting are as follows:

	For	Against	Abstain
Proposal One: By an ordinary resolution, (i) to approve one or more share consolidations of the Company’s issued and unissued ordinary shares, par value US$0.0000025 per share (the “Ordinary Shares”), at a ratio of not less than two (2)-for-one (1) and not more than eight-thousand (8,000)-for-one (1), or such lower maximum ratio as may be permitted under applicable Nasdaq rules and requirements at the time of implementation (the “Range”), with the exact consolidation ratio, to be a whole number within the Range, and the exact effective date of each such share consolidation to be determined by the board of directors of the Company (the “Board”) in its sole discretion within two years following the date of approval of this proposal (each, a “Share Consolidation” and collectively, the “Share Consolidations”), provided that the aggregate consolidation ratio across all Share Consolidations shall not exceed eight-thousand (8,000)-for-one (1), or such lower cap as may be imposed by Nasdaq at the time of implementation; (ii) to authorize the Company to round up any fractional shares resulting from the Share Consolidations to the nearest whole Ordinary Share; and (iii) to authorize the Board, in its sole and absolute discretion, to implement one or more Share Consolidations, determine the exact consolidation ratio and effective date thereof, instruct the Company’s registered office provider or transfer agent to complete the necessary corporate records and filings to reflect the Share Consolidation(s), and to take all other actions and execute all documents as the Board deems necessary or desirable to effect the foregoing resolutions.	21,235,035	399,755	0

 Proposal Two: By a special resolution, subject to and conditional upon the effectiveness of the first Share Consolidation approved by the Board pursuant to Proposal One:

(i) to amend and restate the Company’s currently effective memorandum and articles of association (the “Existing M&A”) by deleting them in their entirety and replacing them with an amended and restated memorandum and articles of association (the “Post-Consolidation A&R M&A”), substantially in the form of the Existing M&A, with amendments reflecting the share consolidation and corresponding changes to the Company’s share capital and par value descriptions; and

(ii) to authorize the Company’s registered office provider or other duly authorized representative to file the foregoing resolutions, the related Board resolutions approving the Share Consolidation, and the Post-Consolidation A&R M&A with the Registrar of Companies in the Cayman Islands, and to authorize the Board to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent and purposes of the foregoing resolutions.

	21,633,035	1,755	0

Proposal Three: By an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One and Two.	21,633,031	255	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUHUTECH INTERNATIONAL GROUP INC.

Date: January 30, 2026	By:	/s/ Yujun Xiao
	Name:	Yujun Xiao
	Title:	Chief Executive Officer

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